UNITED STATES*
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934




                              Ecoark Holdings, Inc
                ------------------------------------------------
                                (Name of Issuer)


                                     Common
                         ------------------------------
                         (Title of Class of Securities)


                                    27888N109
                                 --------------
                                 (CUSIP Number)


                              December 31, 2017
            -------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [ X ]     Rule 13d-1(b)

          [   ]     Rule 13d-1(c)

          [   ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

                1.  Names of Reporting Person
		    Strategic Planning Group, Inc.

                    I.R.S. Identification Nos.
                    of above persons (entities only):
		    04-3266958


                2. Check the Appropriate Box if a Member of a Group (See Instructions)

                    (a)  [   ]

                    (b)  [   ]


                3.  SEC Use Only


                4.  Citizenship or Place of Organization of each

                    Reporting Person:     Massachusetts, U.S.A


Number of       5.  Sole Voting Power:   0
Shares Bene-
ficially
Owned by Each   6.  Shared Voting Power:
Reporting           Such shares are held by the following entities in the
Person With:        respective amounts listed:




                7.  Sole Dispositive Power:      4,166,128

                8.  Shared Dispositive Power:

                    Such shares are held by the following entities in the respective amounts listed:







                9.  Aggregate Amount Beneficially Owned by Each
                    Reporting Person: 4,166,128

               10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

               11.  Percent of Class Represented by Amount in Row (9):
		    9.00%


               12.  Type of Reporting Person (See Instructions)

                    IA




ITEM 1.

          (a)       Name of Issuer: Ecoark Holdings, Inc

          (b)       Address of Issuer's Principal Executive Offices

                         3333 Pinnacle Hills Pkwy #220
                         Rogers, AR 72758



ITEM 2.

          (a)       Name of Person Filing

                         Strategic Planning Group, Inc



          (b)       Address of Principal Business Office or, if none, Residence

                         57 River Street Suite 306
                         Wellesley, MA 02481


          (c)       Citizenship of each Reporting Person:

                    Massachusetts, U.S.A.


          (d)       Title of Class of Securities

                    Common Stock


          (e)       CUSIP Number  27888N109

ITEM 3. If this statement is filed pursuant to Sec. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b)       Bank as defined in section 3(a)(6) of the Act
                    (15 U.S.C. 78c);

          (c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

          (d) Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

          (e)   x   An investment adviser in accordance with
                    Sec. 240.13d-1(b)(1)(ii)(E);

          (f) An employee benefit plant or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);

          (g) A parent holding company or control person in accordance with Sec. 240.13d-1(b)(1)(ii)(G);

          (h) A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j) A non-U.S. institution in accordance with Sec. 240.13d-1(b)(1)(ii)(J);

          (k)       Group, in accordance with Sec. 240.13d-1(b)1(ii)(K).

          If filing as a non-U.S. institution in accordance with Sec. 204.13d-1(b)(1)(ii)(J), please specify the type of institution: _____________________________________________



ITEM 4.   Ownership

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
          Item 1.

          (a)   Amount beneficially owned:  4,166,128

          (b)   Percent of class:           9.00%

          (c)   Number of shares as to which the person has:

                    (i)   Sole power to vote or to direct the vote:     0

                   (ii)   Shared power to vote or to direct the vote:   0

                  (iii)   Sole power to dispose or to direct the disposition

                          of:  4,166,128

                   (iv)   Shared power to dispose or to direct the disposition

                          of:  0

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see Sec. 204.13d-3(d)(1).

ITEM 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the
          following [   ].



Instruction:  Dissolution of a group requires a response to this item.

ITEM 6.   Ownership of More than Five Percent on Behalf of Another Person




ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person




ITEM 8.   Identification and Classification of Members of the Group

ITEM 9.   Notice of Dissolution of Group




ITEM 10.  Certifications

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under Sec. 240.14a-11.



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  Strategic Planning Group, Inc

                                  Date: January 30, 2018


				  By:    David Rourke
    				      ---------------------------
				  Name:  David Rourke
				  Title: President